QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CLEARWIRE CORPORATION
(Name of Subject Company (Issuer))

DISH ACQUISITION HOLDING CORPORATION
a wholly-owned subsidiary of

DISH NETWORK CORPORATION
(Names of Filing Persons (Offerors))

Class A Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

18538Q105
(CUSIP Number of Class of Securities)

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
DISH Network Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

with copies to:

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,612,497,976	$901,944.72

*
Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (a) $4.40, the tender offer price, by (b) the sum of (i) 699,173,175, the number of issued and outstanding shares of Class A common stock of Clearwire Corporation, (ii) 3,250,605 shares of Class A common stock of Clearwire Corporation issuable upon the vesting and exercise of issued and outstanding stock options, (iii) 26,683,997 shares of Class A common stock of Clearwire Corporation issuable upon vesting of issued and outstanding RSUs and (iv) 773,732,672 shares of Class A common stock of Clearwire Corporation reserved for issuance upon exchange of Class B common stock of Clearwire Corporation. The foregoing figures are as of March 1, 2013 and April 23, 2013.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction valuation by .00013640.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$901,944.72	Filing Party:	DISH Acquisition Holding Corp
Form of Registration No.	005-084306	Date Filed:	5/30/2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by DISH Acquisition Holding Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of DISH Network Corporation, a Nevada corporation ("DISH"), to purchase all outstanding shares of Class A common stock, par value $0.0001 per share, of Clearwire Corporation, a Delaware corporation, at a purchase price of $4.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2013 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Items 1 through 9; Item 11.

        All information contained in the Offer to Purchase and accompanying Letter of Transmittal, including all exhibits and schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits

(a)(1)(i)	Offer to Purchase, dated May 30, 2013.
(a)(1)(ii)	Form of Letter of Transmittal (including the Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement as published on May 30, 2013, in the Wall Street Journal.
(a)(1)(vii)	Press Release issued by DISH Network Corporation on May 30, 2013.
(a)(2)	Not applicable.
(b)	Not applicable.
(d)(1)	Form of proposed Note Purchase Agreement (included in Exhibit (a)(1)(i)).
(d)(2)	Form of proposed Investor Rights Agreement (included in Exhibit (a)(1)(i)).
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

2

 SIGNATURES

        After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DISH ACQUISITION HOLDING CORPORATION DISH NETWORK CORPORATION
By:	/s/ R. STANTON DODGE
R. Stanton Dodge
Executive Vice President, General Counsel and Secretary

Dated: May 30, 2013

3

QuickLinks

  Item 10. Financial Statements.
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES